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                                                      Filed by iVillage Inc.

                                   Pursuant to Rule 425 under the Securities
                                 Act of 1933 and deemed to be filed pursuant
                                   to Rule 14a-12 of the Securities Exchange
                                                                 Act of 1934

                                    iVILLAGE

                             Moderator: Scott Levine
                                   May 3, 2001
                                  3:30 p.m. MT




Operator:      Ladies and gentlemen, thank you for standing by, and welcome to the iVillage first quarter results conference call. During the presentation, all participants will be in a listen-only mode.
               Afterwards, you will be invited to participate in a question and answer session. At that time, if you have a question, you will need to press the one, followed by the four, on your telephone touchpad. As a reminder, this conference is being recorded
               Thursday, May 3rd, 2001. And now, I would like to turn the conference over to Scott Levine, chief financial officer, iVillage. Please go ahead, Mr. Levine.

Scott Levine:  Thank you, operator. Good afternoon and thank you all for joining us today for iVillage's first quarter, 2001 financial results. With me today is Doug McCormick, chairman and chief executive officer, and Steve Elkes, executive vice president of operations and business affairs.

               Before we begin, I would like to walk you through today's format. Doug will give an overview of the quarter, followed by my review of the financial results, and then Doug will speak on operations. Steve will join us for the Q&A. Our remarks will take approximately 15 minutes, and then we will all be available for Q&A. Now I will read the safe harbor statement.

               During the course of this conference call, representatives of iVillage may make forward-looking statements within the meaning of the Private Securities Reform Act of 1995 concerning iVillage's business, operations, and financial condition. Such forward-looking statements are subject to various known and unknown risks and uncertainties and iVillage cautions you that any forward-looking information provided by or on behalf of iVillage is not a guarantee of future performance. Actual results could differ materially from those anticipated in these forward-looking statements due to a number of factors, some of which are beyond iVillage's control, in addition to those discussed in iVillage's public filings, press releases, and other statements made by iVillage management. All such forward-looking statements are current only as of the date on which those statements are made. iVillage does not undertake any obligation to publicly update any forward-looking statements to reflect events and circumstances after the date on which such statement is made to reflect the occurrence of unanticipated events.

               In connection with their proposed merger and related rights offering to stockholders of Women.com Networks, Inc., iVillage, Inc., and Women.com have filed a registration statement on form S-4 with the Securities and Exchange Commission and a joint proxy statement prospectus is included in that registration statement. Other materials related to the merger also will be filed with the SEC. Investors are urged to read the joint proxy statement prospectus, registration statement, and other relevant documents filed with the SEC, because they contain important information. Due to these filings, SEC restrictions limit public statements by iVillage representatives to those contained within the S-4 registration statement. Please be advised that iVillage representatives will not answer any questions or otherwise provide any information on this teleconference -- for example, pro forma projections -- for the combined company, post-merger, requiring them to disclose forward-looking or other information which is not expressly contained within the S-4 registration statement until such registration statement has been declared effective and the rights offering has been completed.


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               Materials filed with the SEC are available electronically, without charge, at an Internet site maintained by the SEC. The address of that site is www.sec.gov. In addition, the joint proxy statement prospectus, filed with the SEC by iVillage, will be mailed to iVillage's stockholders and may be obtained, without charge, upon to request to iVillage, attention Carl Fischer, vice president, corporate communications, at the following phone number: 212-600-6502. I will now turn the call over to Doug.

D. McCormick:  Thanks, Scott. This is one of the toughest quarters yet for the industry, as ad-supported business models were challenged by the overall softness in the ad market. Despite this environment, we met the revenue targets we set forth when we spoke back to you in in February. For the first quarter of 2001, we are reporting revenues of $12.6 million, and we exceeded the EBITDA estimates, reporting a pro forma EBITDA loss of $7.9 million. We continue to make tremendous strides in operating efficiencies and although we had $6.1 million less in revenue as compared to the prior quarter, our loss increased by only $1.7 million, thus capturing $4.3 million in managerial efficiencies during the quarter. On a year-to-year basis, our EBITDA losses went from $12.5 million to $7.9 million, showing a $4.6 million improvement, despite year-over-year revenue declines of $5.6 million, because of the loss of the dot-coms, showing that we have brought managerial efficiencies in excess of $10 million in the quarter to iVillage on a year-to-year basis.

               This quarter, we continued to attract fresh advertising dollars, adding 18 new advertisers and ten new brands to our sponsor roster. We also made significant progress in the first quarter towards the diversification of our revenue streams. These include paid research, through iVillage Research, paid newsletter subscriptions, through iVillage Health, and paid astrological charts, through Astrology.com. Many of these revenue sources are already up and running, and I'll get to more specifics about them later on the call.

               EBITDA profitability in the third quarter remains our focus, and we continue to align costs with revenues. We look forward to the expected closing of our merger with Women.com. This merger is on track to close in the second quarter, an event which will solidify our position as the number-one women's Web property.
               We believe our attractiveness to new sponsors will be even further strengthened. We also believe that the $20 million investment that we'll receive from the Hearst Corporation and/or Women.com's other stockholders, upon the completion of the acquisition, as well as Hearst's commitment to purchase
               $15 million to $21 million in advertising and production services over the three years, will strengthen our company.

               We plan to host a conference call soon after the closing of this merger to discuss the transaction in further detail and to provide pro forma guidance for the combined company. iVillage expects to hold this call during the end of the second quarter.

               As a result of our efforts to become more operationally efficient, we believe we'll be well-positioned when the advertising markets rebounds, and we expect that our proposed merger with Women.com to only add to that position of strength from a competitive standpoint.

               Now I'll turn it over to Scott for the financials.

S. Levine:     Thanks, Doug. This quarter, as Doug pointed out, was challenging, but we did meet our revenue expectations, with first quarter revenue from continuing operations totaling $12.6 million as compared to net revenues from continuing operations of $18.1 million in the same period one year ago today-- one year ago. Our pro forma EBITDA loss was trimmed by 37 percent over the first quarter 2000, and we remain intensely focused on managing our expenses. Although we experienced a sequential revenue decline of $6 million, we were able to achieve significant operating efficiencies, as first quarter 2001, loss was less than half compared to the same quarter in the prior year. And as Doug mentioned earlier, because we have run our business more efficiently, our EBITDA loss was less than anticipated. We estimated that we would report an EBITDA loss of around $10 million for the first quarter, and we came in well under that estimate, reporting pro forma EBITDA losses from continuing operations of $7.9 million. This compares to an EBITDA loss from continuing operations of $12.5 million for the same


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               quarter a year ago. Pro forma net loss from continuing
               operations for the first quarter, 2001, was $11.4 million, or 38 cents per share, compared to a net loss from continuing operations of $22.3 million, or 75 cents per share, for the first quarter, 2000. Our expense reduction initiatives continue to help us manage our costs, as general and administrative expenses fell to $2.9 million and sales and marketing costs dropped to their lowest levels in over two years. Even with the reduced marketing expenditures, we were still able to generate a record level of traffic.

               In another effort to maximize operating and cost efficiencies, we increased our stake in Substance.com, our joint venture with Unilever, and consolidated resources and assets. As a results of these efforts, we expect that the venture will become profitable sooner than it otherwise would have.

               For the first quarter 2001, we have started to break out our iVillage Integrated Media business, which includes Lamaze Publishing and the Newborn Channel. iVillage Integrated Media was responsible for approximately 25 percentage of iVillage revenues and was virtually break-even for the first quarter 2001. For those of you unfamiliar with this offline business, it produces Lamaze-branded magazines and runs a closed-circuit television system for over 1,000 hospitals. The majority of revenue obtained by this business comes from traditional advertisers.

               We continue to see our advertising mix trend towards traditional, or non-dot-com advertisers, with about 75 percent of our advertising base coming from these companies in the first quarter. We finished the first quarter 2001 with approximately $46 million in cash, cash equivalents, and restricted cash on our balance sheet. Upon the closing of our merger with Women.com, we look forward to receiving an additional $20 million investment from Hearst and the other Women.com stockholders in the rights offering.

               We will not be giving any guidance for the second quarter or for fiscal year 2001 at this time, given the pending closing of our merger with Women.com. We plan to host a conference call shortly after the closing to provide further detail on the combination as well as future operational and financial guidance. We expect the closing to occur in the second quarter.

               Now I'll turn it back over to Doug to discuss in further detail some of the initiatives for the quarter.

D. McCormick:  Thanks, Scott. As I mentioned, this quarter, we continued to operate in a challenging environment, but as we navigated the rocky waters, we continue to attract advertising dollars and were able to broaden our revenue base to include some additional sources. Approximately 60 percent of iVillage's revenues are derived from advertising on iVillage.com in the first quarter, with 40 percent coming from other revenue sources, such as television, magazine publishing, production services, licensing research, and astrological chart sales. These revenue sources include paid newsletter subscriptions, paid research offered through iVillage Research, astrology subscriptions, and paid astrological charts. Our paid subscription initiatives, through Astrology.com, is showing nice momentum, and a new initiative to offer paid, topic-specific health newsletters through iVillage Health is well underway. While these efforts are in their infancy, we are encouraged by what we have seen thus far, and believe the future revenue potential derived from these sources looks positive.

               iVillage Solutions, which we introduced in the fourth quarter, is a new service, where we provide Web hosting services to our joint venture partners. In providing companies the capability to build out their technological infrastructures and provide them with long-term solutions to building, managing, and maintaining their websites. This quarter, we added Dasani to our stable of clients, which includes now iVillage UK, Hindustan Lever Ltd., and Substance.com.

               Another way we provide value to our advertisers and add to our revenues is through research, partnering with such specific research firms as Dynamic Logic and--I should say, with respected research firms as Dynamic Logic and AdIndex, iVillage offers its sponsors tools that measure the effectiveness of online advertising. We have many satisfied customers, including Verizon Long Distance, Fuji, and Ford, whose marketing campaigns are made more effective as a result of engaging iVillage to commission research studies in connection with these initiatives.


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               Over 75 percent of our advertising revenue in the first quarter consisted of traditional, or non dot-com advertisers, who continue to see the value of differentiated iVillage content, and content offering. Among the 18 new advertisers who joined iVillage in the first quarter were Dasani, Mercedes-Benz USA. We also added ten new brands, including Unilever's Snuggle and Gillette's Venus.

               Our customer usage continues to grow, with a reach that climbed to over 11 percent, on traffic of over 240 million average monthly pageviews. That's a 16 percent increase over the fourth quarter. This was one of our highest pageview increases, while decreasing our sales and marketing expenditure by approximately 70 percent from last year.

               We continue to be ranked among the top Web properties, placing 29th in March, and according to Doubleclick's DART Research, iVillage UK is the number-one women's Web site in the UK.

               So in conclusion, to sum up, we're in the midst of an industry transition period, but we have proven that we can operate in all types of economic climates and market conditions, and we aren't just surviving the storm, we're alive, well, and growing. We believe the proposed merger with Women.com will only add to our competitive position, and increase our attractiveness to sponsors. As I said, we'll receive an additional $20 million in cash through an investment we'll receive from the Hearst Corporation and/or Women.com's other stockholders upon completion of the acquisition, and as you know, Hearst is committed to purchase $15 million to $21 million in advertising and promotion services over three years, subject to the closing of the merger.

               We look forward to speaking with you again before the end of the second quarter, when we anticipate our merger will close. Thanks for joining us today; we'd now love to take your questions.

Operator:      Ladies and gentlemen, should you have questions or comments at this time, please press the one, followed by the four, on your telephone touchpad. You will hear a three-tone prompt acknowledging your request. If your question has been answered and you wish to withdraw your polling request, you may do so by pressing the one, followed by the three. If you are using a speakerphone, please pick up your handset before entering your request. One moment, please.

               Again, ladies and gentlemen, should you have any questions or comments concerning today's presentation, please press the one, followed by the four, at this time.

               Again, ladies and gentlemen, a one, followed by the four, on your telephone touchpad will queue you for questions.

               Mr. McCormick, there are no questions at this time. Please continue with any presentation or closing remarks you may have.

D. McCormick:  That's all we have. This either means that the news is so good that we--or the report was such that we answered all your questions pre-emptively, and we're happy for that. I'll ask for one more round of questions. We'll be happy to address anything we can about the way operated in the first quarter.

Operator:      Ladies and gentlemen, please queue up at this time if you do have questions. Mr. McCormick, there are no questions. Again, please continue.

D. McCormick:  All right, well, thank you all for your attention. We look forward to speaking to you sometime during the second quarter. Thanks again. Bye-bye.

Operator:      Ladies and gentlemen, you may all disconnect, and again, thank you for participating in the iVillage first quarter results conference call.


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